Exhibit 99.2

8635

Senior Housing Properties Trust

First Quarter 2011
Supplemental Operating and Financial Data



SNH

631

SNH LISTED NYSE

All amounts in this report are unaudited.

Cedars-Sinai Medical Office Towers, Los Angeles, CA.
Square Feet: 330,928.

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ABILITY TO PURCHASE OR SELL PROPERTIES;
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL;
- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS AND MAINTAIN CURRENT RENTAL RATES;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER, AND OUR ABILITY TO REFINANCE OUR REVOLVING CREDIT FACILITY; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS AND LIQUIDITY INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, ON OUR TENANTS AND THEIR ABILITY TO PAY OUR RENT;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC AND ITS RELATED ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST FOR U.S. FEDERAL INCOME TAX PURPOSES; AND
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE RESULTING FROM PPACA, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO MATCH FIVE STAR'S COST INCREASES;
  - CHANGES IN REGULATIONS AFFECTING ITS OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR REVOLVING CREDIT FACILITY OR OUR OTHER DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES; AND
- REVENUES AND RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS THE APPLICATION AND INTERPRETATION OF NEW LEGISLATION AFFECTING OUR BUSINESS, NATURAL DISASTERS OR CHANGES IN OUR PROPERTIES' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

Forum at Deer Creek, Deerfield Beach, FL.
291 Units.
AL/IL.
CCRC.

Company Profile



The Company:

Senior Housing Properties Trust, or SNH, we, our, or us, is a real estate investment trust, or REIT, which owns independent and assisted living properties, continuing care retirement communities, nursing homes, hospitals, wellness centers, and office buildings leased to medical providers or medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of March 31, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,400 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 660 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of publicly offered mutual funds, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $18.2 billion as of March 31, 2011. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business plan is to maintain our portfolio of independent and assisted living properties, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living properties where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as the wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – SNH

Senior Unsecured Debt Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Company Profile



Portfolio Concentration by Facility Type (as of 3/31/11) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	Percent	Q1 2011 NOI (2)
Independent living (3)	43	11,524		$ 1,143,052	29.5%	$ 26,619
Assisted living (3)	131	9,342		1,039,257	26.8%	23,283
Nursing homes (3)	52	5,514		226,410	5.9%	4,625
Rehabilitation hospitals	2	364		69,654	1.8%	2,581
Wellness centers	10	812,000	sq. ft.	180,017	4.6%	4,353
Medical office buildings (MOBs)	89	5,982,000	sq. ft.	1,214,728	31.4%	26,613
Total	327			$ 3,873,118	100.0%	$ 88,074

Operating Statistics by Tenant ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q1 2011 NOI (2)	For the 12 Months Ended December 31, 2010 (4)	
					Rent Coverage (5)	Occupancy (5)
Five Star (Lease No. 1)	88	6,421		$ 13,252	1.30x	86.9%
Five Star (Lease No. 2)	46	5,885		12,281	1.37x	81.9%
Five Star (Lease No. 3)	28	5,618		15,392	1.53x	87.7%
Five Star (Lease No. 4)	26	2,720		5,769	1.15x	83.8%
Sunrise Senior Living, Inc. / Marriott (6)	14	4,091		7,025	1.40x	89.8%
Brookdale Senior Living, Inc.	18	894		1,758	2.21x	92.9%
6 private companies (combined)	8	1,115		1,631	2.30x	85.3%
Wellness centers	10	812,000	sq. ft.	4,353	2.18x	100.0%
Multi-tenant MOBs	89	5,982,000	sq. ft.	26,613	NA	97.0%
Total	327			$ 88,074		

(1) Amounts are before depreciation, but after impairment write downs, if any.
(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income.
(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(4) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period shown.
(5) All tenant operating data presented is based upon the operating results provided by our tenants for the indicated periods. Rent coverage is calculated as our tenants' operating cash flow from our tenants' facility operations, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data.
(6) Marriott International, Inc., or Marriott, guarantees this lease.



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & CFO

Contact Information

Investor Relations

Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries

Financial inquiries should be directed to Richard A. Doyle, Treasurer & Chief Financial Officer, at (617) 219-1405 or rdoyle@snhreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, or Elisabeth Heiss, Manager, Investor Relations (617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.



Equity Research Coverage

Bank of America / Merrill Lynch
Jeffrey Spector
(646) 855-1363

RBC
Frank Morgan
(615) 372-1331

Jefferies & Company
Tayo Okusanya
(212) 336-7076

R.W. Baird
David AuBuchon
(314) 863-4235

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Jerry Doctrow
(443) 224-1309

Keefe, Bruyette & Woods
Daniel Cooney
(212) 887-7740

UBS
Russ Nussbaum
(212) 713-4847

Raymond James
Paul Puryear
(727) 567-2253

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
James Fielding
(212) 438-2452

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

RESEARCH COVERAGE

FINANCIAL INFORMATION



Life Time Fitness, Romeoville, IL.
Square feet: 108,890.
Wellness Center.

KEY FINANCIAL DATA
(share amounts and dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Shares Outstanding (1):					
Common shares outstanding (at end of period)	141,864	141,855	127,480	127,413	127,403
Weighted average common shares outstanding during period	141,855	130,136	127,423	127,408	127,380
Common Share Data:					
Price at end of period	$ 23.04	$ 21.94	$ 23.50	$ 20.11	$ 22.15
High during period	$ 24.66	$ 25.28	$ 24.57	$ 23.36	$ 22.57
Low during period	$ 21.28	$ 20.42	$ 19.31	$ 19.25	$ 19.59
Annualized dividends paid per share (2)	$ 1.48	$ 1.48	$ 1.44	$ 1.44	$ 1.44
Annualized dividend yield (at end of period) (2)	6.4%	6.7%	6.1%	7.2%	6.5%
Annualized funds from operations (FFO) multiple (at end of period)	13.1x	12.5x	14.0x	12.0x	12.9x
Market Capitalization:					
Total debt (book value)	$ 1,347,067	$ 1,204,890	$ 1,091,017	$ 1,080,993	$ 1,038,058
Plus: market value of common shares (at end of period)	3,268,547	3,112,299	2,995,780	2,562,275	2,821,976
Total market capitalization	$ 4,615,614	$ 4,317,189	$ 4,086,797	$ 3,643,268	$ 3,860,034
Total debt / total market capitalization	29.2%	27.9%	26.7%	29.7%	26.9%
Book Capitalization:					
Total debt	$ 1,347,067	$ 1,204,890	$ 1,091,017	$ 1,080,993	$ 1,038,058
Plus: total shareholders' equity	2,110,918	2,127,977	1,852,772	1,862,559	1,885,317
Total book capitalization	$ 3,457,985	$ 3,332,867	$ 2,943,789	$ 2,943,552	$ 2,923,375
Total debt / total book capitalization	39.0%	36.2%	37.1%	36.7%	35.5%
Selected Balance Sheet Data:					
Total assets	$ 3,525,408	$ 3,392,656	$ 2,999,712	$ 2,993,227	$ 2,966,022
Total liabilities	$ 1,414,490	$ 1,264,679	$ 1,146,940	$ 1,130,668	$ 1,080,705
Gross book value of real estate assets (3)	$ 3,873,118	$ 3,761,712	$ 3,378,618	$ 3,348,752	$ 3,324,345
Total debt / gross book value of real estate assets (3)	34.8%	32.0%	32.3%	32.3%	31.2%
Selected Income Statement Data:					
Total revenues (4)	$ 98,332	$ 97,295	$ 81,164	$ 81,008	$ 80,704
Property net operating income (NOI) (5)	$ 88,074	$ 90,761	$ 76,366	$ 76,621	$ 76,062
EBITDA (6)	$ 84,932	$ 78,128	$ 73,755	$ 73,927	$ 73,300
Net income	$ 31,775	$ 33,864	$ 28,078	$ 24,559	$ 29,984
FFO (7)	$ 62,115	$ 57,189	$ 53,460	$ 53,336	$ 54,808
Common distributions paid (2)	$ 52,486	$ 47,167	$ 45,869	$ 45,865	$ 45,856
Per Share Data:					
Net income	$ 0.22	$ 0.26	$ 0.22	$ 0.19	$ 0.24
FFO (7)	$ 0.44	$ 0.44	$ 0.42	$ 0.42	$ 0.43
Common distributions paid (2)	$ 0.37	$ 0.37	$ 0.36	$ 0.36	$ 0.36
FFO payout ratio (2) (7)	84.1%	84.1%	85.7%	85.7%	83.7%
Coverage Ratios:					
EBITDA (6) / interest expense	3.7x	3.7x	3.6x	3.6x	4.0x
Debt / Annualized EBITDA (6)	4.0x	3.9x	3.7x	3.7x	3.5x

(1)   SNH has no outstanding common shares equivalents, such as units, convertible debt or stock options.
(2)   The amounts stated are based on the amounts paid during the periods.
(3)   Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(4)   During the fourth quarter of 2010, we recognized $10.3 million of percentage rent for the year ended December 31, 2010.
(5)   See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income.
(6)   See Exhibit B for the calculation of EBITDA.
(7)   See Exhibit C for the calculation of FFO.

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)



	As of March 31, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 464,022	$ 446,622
Buildings, improvements and equipment	3,409,096	3,315,090
	3,873,118	3,761,712
Less accumulated depreciation	562,609	538,872
	3,310,509	3,222,840
Cash and cash equivalents	14,810	10,866
Restricted cash	5,158	4,994
Deferred financing fees, net	17,372	16,262
Acquired real estate leases, net	72,339	63,593
Other assets	105,220	74,101
Total assets	$ 3,525,408	$ 3,392,656
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 25,000	$ 128,000
Senior unsecured notes due 2012, 2016 and 2020, net of discount	670,410	422,880
Secured debt and capital leases	651,657	654,010
Accrued interest	16,063	14,993
Acquired real estate lease obligations, net	18,806	18,239
Other liabilities	32,554	26,557
Total liabilities	1,414,490	1,264,679
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value:		
149,700,000 shares authorized, 141,863,596 and 141,854,657 shares issued		
and outstanding at March 31, 2011 and December 31, 2010, respectively	1,419	1,418
Additional paid in capital	2,510,476	2,510,373
Cumulative net income	788,293	756,518
Cumulative distributions	(1,206,354)	(1,153,868)
Unrealized gain on investments	17,084	13,536
Total shareholders' equity	2,110,918	2,127,977
Total liabilities and shareholders' equity	$ 3,525,408	$ 3,392,656

CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended	
	3/31/2011	3/31/2010
Rental income (1)	$ 98,077	$ 80,447
Expenses:		
Depreciation	26,361	22,289
Property operating expenses	10,003	4,385
General and administrative	6,134	5,491
Acquisition related costs	1,113	35
Total expenses	43,611	32,200
Operating income	54,466	48,247
Interest and other income	255	257
Interest expense	(22,746)	(18,414)
Impairment of assets	(166)	-
Equity in earnings (losses) of an investee	37	(28)
Income before income tax expense	31,846	30,062
Income tax expense	(71)	(78)
Net income	$ 31,775	$ 29,984
Weighted average common shares outstanding	141,855	127,380
Net income per share	$ 0.22	$ 0.24

Additional Data:

General and administrative expenses / rental income	6.3%	6.8%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%
Straight-line rent included in rental income (1)	$ 2,869	$ 1,540
Lease Value Amortization included in rental income (1)	$ 216	$ (275)
Deferred percentage rent, estimated (2)	$ 2,700	$ 2,500
Amortization of deferred financing fees and debt discounts	$ 1,071	$ 558
Non-cash stock based compensation, estimated	$ 383	$ 369
Lease termination fees included in rental income	$ -	$ -
Capitalized interest expense	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Our percentage rents are generally calculated on an annual basis. We recognize percentage rental income received during the first, second and third quarters in the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, for purposes of providing additional data to investors, we provide estimated amounts of deferred percentage rents with respect to those periods; the fourth quarter calculations exclude the amounts recognized during the first three quarters.

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)



	For the Three Months Ended	
	3/31/2011	3/31/2010
Cash flows from operating activities:		
Net income	$ 31,775	$ 29,984
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	26,361	22,289
Amortization of deferred financing fees and debt discounts	1,071	558
Amortization of acquired real estate leases	(216)	275
Impairment of assets	166	-
Equity in losses of an investee	(37)	28
Change in assets and liabilities:		
Restricted cash	(164)	(421)
Other assets	(1,170)	747
Accrued interest	1,070	(2,857)
Other liabilities	6,205	1,406
Cash provided by operating activities	65,061	52,009
Cash flows used for investing activities:		
Acquisitions	(148,525)	(6,362)
Investment in Affiliates Insurance Company	-	(20)
Cash used for investing activities	(148,525)	(6,382)
Cash flows from financing activities:		
Costs of issuing common shares	(103)	-
Proceeds from issuance of unsecured senior notes, net of discount	247,327	-
Proceeds from borrowings on revolving credit facility	45,000	30,000
Repayments of borrowings on revolving credit facility	(148,000)	(32,000)
Repayment of other debt	(2,353)	(2,196)
Payment of deferred financing fees	(1,977)	(583)
Distributions to shareholders	(52,486)	(45,856)
Cash provided by (used for) financing activities	87,408	(50,635)
Increase (decrease) in cash and cash equivalents	3,944	(5,008)
Cash and cash equivalents at beginning of period	10,866	10,494
Cash and cash equivalents at end of period	$ 14,810	$ 5,486
Supplemental cash flow information:		
Interest paid	$ 20,605	$ 21,271
Income taxes paid	102	144
Non-cash financing activities:		
Issuance of common shares pursuant to our equity compensation plans	207	590

DEBT SUMMARY

(dollars in thousands)



	Coupon Rate	Interest Rate (1)	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt						
Mortgage - secured by 1 property	6.730%	6.730%	$ 2,403	6/30/2012	$ 2,329	1.3
Mortgage - secured by 16 properties	6.330%	6.970%	31,542	7/1/2012	30,579	1.3
Mortgage - secured by 4 properties	6.420%	6.110%	11,092	12/1/2013	10,565	2.7
Mortgage - secured by 2 properties	6.310%	6.910%	14,392	12/1/2013	13,404	2.7
Mortgage - secured by 1 property	6.500%	6.500%	4,286	1/11/2013	4,137	1.8
Mortgage - secured by 8 properties (2)	6.540%	6.540%	48,352	5/1/2017	42,334	6.1
Mortgage - secured by 28 properties (3)	6.710%	6.710%	303,079	9/1/2019	266,704	8.4
Mortgage - secured by 1 property (4)	7.310%	7.310%	3,687	1/1/2022	41	10.8
Mortgage - secured by 1 property (4)	7.850%	7.850%	1,807	1/1/2022	21	10.8
Capital leases - 2 properties	7.700%	7.700%	14,486	4/30/2026	-	15.1
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	16.7
Weighted average rate / total secured fixed rate debt	6.657%	6.714%	$ 449,826		$ 384,814	7.8
Secured Floating Rate Debt						
Mortgage - secured by 28 properties (3)	6.405%	6.405%	$ 201,831	9/1/2019	$ 176,119	8.4
Weighted average rate / total secured debt	6.579%	6.618%	$ 651,657		$ 560,933	8.0
Unsecured Debt:						
Unsecured Floating Rate Debt						
Revolving credit facility (LIBOR + 80 b.p.) (5)	1.060%	1.060%	$ 25,000	12/31/2011	$ 25,000	0.8
Unsecured Fixed Rate Debt						
Senior notes due 2012	8.625%	8.625%	$ 225,000	1/15/2012	$ 225,000	0.8
Senior notes due 2016	4.300%	4.300%	250,000	1/15/2016	250,000	4.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	9.0
Weighted average rate / total unsecured fixed rate debt	6.468%	6.468%	$ 675,000		$ 675,000	4.7
Weighted average rate / total unsecured debt	6.274%	6.274%	$ 700,000		$ 700,000	4.6
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.657%	6.714%	$ 449,826		$ 384,814	7.8
Weighted average rate / total secured variable rate debt	6.405%	6.405%	201,831		176,119	8.4
Weighted average rate / total unsecured floating rate debt	1.060%	1.060%	25,000		25,000	0.8
Weighted average rate / total unsecured fixed rate debt	6.468%	6.468%	675,000		675,000	4.7
Weighted average rate / total debt	6.421%	6.440%	$ 1,351,657		$ 1,260,933	6.2

(1) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.
(2) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.
(3) A portion of this loan which is secured by 28 senior living communities requires interest at a fixed rate and a portion of this loan requires interest at a floating rate.
(4) These two mortgages are secured by one property.
(5) Represents amounts outstanding on SNH's $550.0 million revolving credit facility at March 31, 2011.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Secured Fixed Rate Debt and Capital Leases	Secured Floating Rate Debt	Unsecured Floating Rate Debt [1]	Unsecured Fixed Rate Debt	Total
		Scheduled Principal Payments During Period			
2011	$ 5,056	$ 1,731	$ 25,000	$ -	$ 31,787
2012	38,949	2,469	-	225,000	266,418
2013	34,099	2,670	-	-	36,769
2014	6,045	2,848	-	-	8,893
2015	6,502	3,037	-	-	9,539
2016	6,935	3,205	-	250,000	260,140
2017	48,549	3,453	-	-	52,002
2018	6,690	3,683	-	-	10,373
2019	272,001	178,735	-	-	450,736
2020 and thereafter	25,000	-	-	200,000	225,000
	$ 449,826	$ 201,831	$ 25,000	$ 675,000	$ 1,351,657

(1) Represents amounts outstanding on SNH's $550.0 million revolving credit facility at March 31, 2011.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Leverage Ratios:					
Total debt / total market capitalization	29.2%	27.9%	26.7%	29.7%	26.9%
Total debt / total book capitalization	39.0%	36.2%	37.1%	36.7%	35.5%
Total debt / total assets	38.2%	35.5%	36.4%	36.1%	35.0%
Total debt / gross book value of real estate assets (1)	34.8%	32.0%	32.3%	32.3%	31.2%
Secured debt / total assets	18.5%	19.3%	21.9%	22.0%	22.2%
Variable rate debt / total debt	17.0%	27.6%	19.8%	18.9%	25.2%
Coverage Ratios:					
EBITDA (2) / interest expense	3.7x	3.7x	3.6x	3.6x	4.0x
Debt / Annualized EBITDA (2)	4.0x	3.9x	3.7x	3.7x	3.5x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	33.2%	30.8%	31.2%	31.1%	30.3%
Secured debt / adjusted total assets - allowable maximum 40.0%	16.1%	16.7%	18.8%	19.0%	19.2%
Consolidated income available for debt service / debt service - required minimum 1.50x / 2.00x	3.83x	3.72x	3.75x	3.70x	3.57x
Total unencumbered assets to unsecured debt - required minimum 1.50x	4.80x	5.75x	6.31x	6.42x	7.05x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2011
(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: (1)

Date Acquired	Tenant	Type of Property	Number of Properties	Units	Purchase Price	Purchase Price Per Unit	Initial Lease Rate

There were no senior living acquisitions during the three months ended March 31, 2011.

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (2)	Purchase Price per Sq. Ft.	Cap Rate (3)		Weighted Average Remaining Lease Term (4)	Occupancy (5)	Major Tenant
1/25/2011	Minnesota	Medical Office	1	83	14,150	171	9.7%		8.2	100.0%	WuXi AppTec
1/26/2011	Massachusetts	Medical Office	1	99	28,446	287	9.0%	(6)	15.2	100.0%	Children's Hospital Corp.
1/26/2011	New Hampshire	Medical Office	1	211	25,343	120	9.0%	(6)	3.3	100.0%	Anthem Health Plans of New Hampshire, Inc.
1/26/2011	Georgia	Medical Office	1	95	17,773	187	9.0%	(6)	2.7	100.0%	The Emory Clinic, Inc.
1/26/2011	Pennsylvania	Medical Office	1	235	13,306	57	9.0%	(6)	2.1	100.0%	Owens & Minor Distribution
1/26/2011	Pennsylvania	Medical Office	1	31	3,950	127	9.0%	(6)	1.9	86.0%	Workflow Solutions LLC
1/26/2011	Texas	Medical Office	1	66	7,052	107	9.0%	(6)	4.6	61.0%	Covenant Management Systems
	Total MOB Acquisitions		7	820	$ 110,020	$ 134	9.1%		5.4	92.4%	

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price	NBV	Book Gain on Sale

There were no dispositions during the three months ended March 31, 2011.

(1) During the quarter ended March 31, 2011, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $10.8 million of improvements made to our properties leased by Five Star, and, as a result, Five Star's annual rent payable to us increased approximately $869.

(2) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(3) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(4) Weighted average remaining lease term based on rental income.

(5) Occupancy as of acquisition date.

(6) During the fourth quarter of 2010, we entered a series of agreements to acquire 27 MOBs for an aggregate purchase price of $470.0 million, excluding closing costs. The cap rate presented for these properties is the expected cap rate for the 27 properties combined.

PORTFOLIO INFORMATION

Clear Creek Surgery Center, Wheat Ridge, CO.
Medical Office Building.
Square Feet: 14,695.



PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands except annualized rental income per living unit, bed or square foot)

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	Percent	Investment per Unit / Bed or Square Foot	Q1 2011 NOI (2)	Percent	Q1 2011 NOI per Living Unit, Bed or Square Foot (3)
Facility Type:									
Independent living (4)	43	11,524		$ 1,143,052	29.5%	$ 99.2	$ 26,619	30.2%	$ 2,310
Assisted living (4)	131	9,342		1,039,257	26.8%	$ 111.2	23,283	26.4%	$ 2,492
Nursing homes (4)	52	5,514		226,410	5.9%	$ 41.1	4,625	5.3%	$ 839
Rehabilitation hospitals (5)	2	364		69,654	1.8%	$ 191.4	2,581	2.9%	NA
Wellness centers (6)	10	812,000	sq. ft.	180,017	4.6%	$ 221.7	4,353	5.0%	NA
Medical office buildings (MOBs) (7)	89	5,982,000	sq. ft.	1,214,728	31.4%	$ 203.1	26,613	30.2%	$ 4
Total	327			$ 3,873,118	100.0%		$ 88,074	100.0%	
Tenant:									
Five Star (Lease No. 1)	88	6,421		$ 633,535	16.3%	$ 98.7	$ 13,252	15.0%	$ 2,064
Five Star (Lease No. 2) (5)	46	5,885		515,005	13.3%	$ 87.5	12,281	13.9%	$ 1,757
Five Star (Lease No. 3)	28	5,618		637,997	16.5%	$ 113.6	15,392	17.4%	$ 2,740
Five Star (Lease No. 4)	26	2,720		256,455	6.6%	$ 94.3	5,769	6.6%	$ 2,121
Sunrise Senior Living, Inc. / Marriott (8)	14	4,091		325,165	8.4%	$ 79.5	7,025	8.0%	$ 1,717
Brookdale Senior Living, Inc.	18	894		61,122	1.6%	$ 68.4	1,758	2.0%	$ 1,966
6 private companies (combined)	8	1,115		49,094	1.3%	$ 44.0	1,631	1.9%	$ 1,463
Wellness centers (6)	10	812,000	sq. ft.	180,017	4.6%	$ 221.7	4,353	5.0%	NA
Multi-tenant MOBs (7)	89	5,982,000	sq. ft.	1,214,728	31.4%	$ 203.1	26,613	30.2%	$ 4
Total	327			$ 3,873,118	100.0%		$ 88,074	100.0%	

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income.

(3) Represents Q1 2011 NOI divided by the number of living units, beds or square feet leased at March 31, 2011.

(4) Properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Q1 2011 NOI per living unit / bed or square foot excludes the two rehabilitation hospitals because these properties have extensive clinic space for services to both overnight patients and patients who receive treatment and do not stay overnight, and these properties are not comparable to residential senior living properties.

(6) Q1 2011 NOI per living unit / bed or square foot excludes the wellness centers because these properties have extensive indoor and outdoor recreation space which is not comparable to properties where rent is based on interior space only.

(7) Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(8) Marriott guarantees this lease.



OCCUPANCY BY PROPERTY TYPE AND TENANT

	For the Twelve Months Ended (1)				
	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
Property Type:					
Independent living	87.4%	87.1%	86.9%	86.9%	87.2%
Assisted living	87.3%	87.6%	87.7%	87.7%	88.0%
Nursing homes	83.4%	83.8%	83.9%	84.1%	84.4%
Rehabilitation hospitals	58.7%	58.8%	58.4%	58.5%	60.3%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (2)	97.0%	97.5%	96.8%	96.7%	96.4%
Tenant:					
Five Star (Lease No. 1)	86.9%	87.4%	87.5%	87.5%	87.7%
Five Star (Lease No. 2)	81.9%	81.7%	81.5%	81.7%	82.1%
Five Star (Lease No. 3)	87.7%	87.9%	88.2%	88.4%	88.8%
Five Star (Lease No. 4)	83.8%	83.9%	84.0%	84.1%	84.5%
Sunrise Senior Living, Inc. / Marriott	89.8%	89.6%	89.1%	89.0%	89.3%
Brookdale Senior Living, Inc.	92.9%	92.8%	92.1%	91.4%	91.2%
6 private senior living companies (combined)	85.3%	85.1%	84.9%	84.3%	83.7%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (2)	97.0%	97.5%	96.8%	96.7%	96.4%

(1) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period shown.

(2) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenant.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.   We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs)

Tenant	For the Twelve Months Ended				
	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
Five Star (Lease No. 1)	1.30x	1.26x	1.28x	1.28x	1.27x
Five Star (Lease No. 2)	1.37x	1.34x	1.33x	1.32x	1.31x
Five Star (Lease No. 3)	1.53x	1.51x	1.49x	1.48x	1.51x
Five Star (Lease No. 4)	1.15x	1.12x	1.11x	1.05x	1.05x
Sunrise Senior Living, Inc. / Marriott	1.40x	1.35x	1.34x	1.38x	1.39x
Brookdale Senior Living, Inc.	2.21x	2.18x	2.14x	2.11x	2.11x
6 private senior living companies (combined)	2.30x	2.14x	2.13x	2.04x	1.94x
Wellness centers	2.18x	2.18x	2.21x	2.23x	2.27x

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.

MOB SUMMARY ACTUAL RESULTS OF OPERATIONS



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Three Months Ended	
	3/31/2011		3/31/2010	
Number of Properties		89		56
Square Feet (1)		5,982		2,868
Occupancy (2)		97.1%		96.7%
Rental Income (3)	$	36,616	$	19,560
NOI (4)	$	26,613	$	15,175
NOI % Margin (5)		72.7%		77.6%
NOI % Growth		75.4%		--

MOB SUMMARY SAME PROPERTY RESULTS OF OPERATIONS (6)

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Three Months Ended	
	3/31/2011		3/31/2010	
Number of Properties		56		56
Square Feet (1)		2,864		2,868
Occupancy (2)		98.6%		96.7%
Rental Income (3)	$	19,358	$	19,560
NOI (4)	$	15,063	$	15,175
NOI % Margin (5)		77.8%		77.6%
NOI % Growth		-0.7%		--

(1) Prior periods exclude space remeasurements made during the current period.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple net lease rental income.
(4) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income.
(5) NOI % margin is defined as NOI as a percentage of rental income.
(6) Based on properties owned continuously since January 1, 2010.



MOB TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended (1)				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Tenant improvements (TI)	$ 974	$ 1,854	$ 537	$ 961	$ 115
Leasing costs (LC)	1,336	363	221	358	62
Total TI and LC	2,310	2,217	758	1,319	177
Building improvements (2)	182	421	50	34	(15)
Development, redevelopment and other activities (3)	42	118	102	123	-
Total capital improvements, including TI and LC	$ 2,534	$ 2,756	$ 910	$ 1,476	$ 162
Sq. ft. beginning of period	5,163	3,039	2,939	2,868	2,868
Sq. ft. end of period	5,982	5,163	3,039	2,939	2,868
Average sq. ft. during period	5,573	4,101	2,989	2,904	2,868
Building improvements per average sq. ft. during period	$ 0.03	$ 0.10	$ 0.02	$ 0.01	$ (0.01)

(1) Data included is from the date of acquisition through the end of the quarter.
(2) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(3) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Properties	89	82	60	58	56
Total sq. ft. (1)	5,982	5,163	3,039	2,939	2,868
Occupancy (2)	97.1%	97.0%	97.5%	96.8%	96.7%
Leasing Activity (sq. ft.):					
New leases	17	32	33	-	12
Renewals	146	21	9	27	33
Total	163	53	42	27	45
% Change in GAAP Rent (3):					
New leases	95.5%	-6.7%	12.2%	0.0%	298.4%
Renewals	-25.5%	3.5%	1.0%	0.1%	-3.2%
Weighted average	-18.4%	-2.6%	10.0%	0.1%	19.9%
Capital Commitments (4):					
New leases	$ 378	$ 968	$ 1,427	$ -	$ 634
Renewals	1,606	413	112	458	344
Total	$ 1,984	$ 1,381	$ 1,539	$ 458	$ 978
Capital Commitments per Sq. Ft. (4):					
New leases	$ 22.53	$ 30.25	$ 43.24	$ -	$ 52.83
Renewals	$ 11.02	$ 19.67	$ 12.44	$ 16.96	$ 10.42
Total	$ 12.21	$ 26.06	$ 36.64	$ 16.96	$ 21.73
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	5.7	5.1	8.0	-	10.0
Renewals	7.0	7.6	4.2	5.3	6.1
Total	6.8	6.2	7.3	5.3	7.1
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.95	$ 5.93	$ 5.41	$ -	$ 5.28
Renewals	$ 1.57	$ 2.59	$ 2.96	$ 3.20	$ 1.71
Total	$ 1.80	$ 4.20	$ 5.02	$ 3.20	$ 3.06

(1)   Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(2)   Occupancy includes (i) space being fitted for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3)   Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(4)   Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the period indicated.



MOB TENANTS REPRESENTING 1% OR MORE OF TOTAL MOB RENT

(dollars and sq. ft. in thousands)

	Tenant	Sq. Ft. (1)	% of Total Sq. Ft. (1)	Annualized Rental Income 3/31/2011 (2)	% of Annualized Rental Income (2)	Expiration
1	Aurora Healthcare	643	11.1%	$ 16,896	11.3%	2024
2	The Scripps Research Institute	164	2.8%	10,258	6.9%	2019
3	Cedars Sinai Medical Center	102	1.8%	8,502	5.7%	2011 - 2017
4	Fallon Clinic, Inc.	394	6.8%	7,625	5.1%	2019
5	Covidien	315	5.4%	5,657	3.8%	2017
6	Presbyterian Healthcare	317	5.5%	4,291	2.9%	2014 - 2015
7	Health Insurance Plan of GNY	122	2.1%	4,079	2.7%	2015 & 2034
8	Children's Hospital	83	1.4%	3,658	2.4%	2028
9	Columbia/HCA/St. David's Health	87	1.5%	3,614	2.4%	2023
10	WellPoint Inc.	211	3.6%	2,857	1.9%	2014
11	Oklahoma City Clinics	210	3.6%	2,814	1.9%	2016
12	Hematology-Oncology Association of NY	66	1.1%	2,274	1.5%	2019
13	Quest Diagnostics	126	2.2%	2,064	1.4%	2015
14	Boeing Company	95	1.6%	1,927	1.3%	2012
15	WuXi PharmaTech (Cayman) Inc.	83	1.4%	1,896	1.3%	2019
16	Prime Therapeutics	141	2.4%	1,737	1.2%	2015
17	Covenant Health Systems	56	1.0%	1,675	1.1%	2024
18	Emory Healthcare Inc.	109	1.9%	1,606	1.1%	2020
19	Montgomery County Management Co. (Sadler Clinic)	59	1.0%	1,591	1.1%	2024
	All Others	2,426	41.8%	64,531	43.0%	
	Total	5,809	100.0%	$ 149,552	100.0%	

(1) Sq. ft. is pursuant to signed leases as of March 31, 2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease.
(2) Annualized rental income is rents pursuant to signed leases as of March 31, 2011, plus expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



PORTFOLIO LEASE EXPIRATION SCHEDULE
(dollars in thousands)

	Annualized Rental Income (1)					
Year	Short and Long Term Residential Care Facilities	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2011	$ -	$ 5,236	$ -	$ 5,236	1.3%	1.3%
2012	-	16,688	-	16,688	4.1%	5.4%
2013	32,919	9,212	-	42,131	10.3%	15.7%
2014	-	19,399	-	19,399	4.8%	20.5%
2015	3,013	15,089	-	18,102	4.4%	24.9%
2016	2,912	10,607	-	13,519	3.3%	28.2%
2017	32,148	9,809	-	41,957	10.3%	38.5%
2018	-	4,513	-	4,513	1.1%	39.6%
2019	599	26,039	-	26,638	6.5%	46.1%
2020 and thereafter	169,120	32,960	17,337	219,417	53.9%	100.0%
Total	$ 240,711	$ 149,552	$ 17,337	$ 407,600	100.0%	

Average remaining lease term for all properties (weighted by rent): 10.4 years

Number of Living Units / Beds or Square Feet with Leases Expiring

	Living Units / Beds			Square Feet				
Year	Short and Long Term Residential Care Facilities (Units / Beds)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2011	-	0.0%	0.0%	119,882	-	119,882	1.8%	1.8%
2012	-	0.0%	0.0%	778,687	-	778,687	11.8%	13.6%
2013	4,091	15.3%	15.3%	279,883	-	279,883	4.2%	17.8%
2014	-	0.0%	15.3%	1,001,903	-	1,001,903	15.1%	32.9%
2015	423	1.6%	16.9%	636,315	-	636,315	9.6%	42.5%
2016	517	1.9%	18.8%	417,905	-	417,905	6.3%	48.8%
2017	3,614	13.5%	32.3%	402,154	-	402,154	6.1%	54.9%
2018	-	0.0%	32.3%	141,139	-	141,139	2.1%	57.0%
2019	175	0.7%	33.0%	879,028	-	879,028	13.3%	70.3%
2020 and thereafter	17,924	67.0%	100.0%	1,152,371	812,000	1,964,371	29.7%	100.0%
Total	26,744	100.0%		5,809,267	812,000	6,621,267	100.0%	

(1) Annualized rental income is rents pursuant to signed leases as of March 31, 2011, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization in certain of the MOBs and wellness centers.



EXHIBITS

Sheboygan Memorial Clinic, Sheboygan, WI.
Medical Office Building.
Square Feet: 154,423.



EXHIBIT A

CALCULATION AND RECONCILIATION OF PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Calculation of NOI:		
Rental income	$ 98,077	$ 80,447
Property operating expenses	(10,003)	(4,385)
Property net operating income (NOI)	$ 88,074	$ 76,062
Reconciliation of NOI to Net Income:		
Property net operating income (NOI)	$ 88,074	$ 76,062
Depreciation and amortization	(26,361)	(22,289)
General and administrative	(6,134)	(5,491)
Acquisition related costs	(1,113)	(35)
Operating income	54,466	48,247
Interest and other income	255	257
Interest expense	(22,746)	(18,414)
Impairment of assets	(166)	-
Equity in earnings (losses) of an investee	37	(28)
Income before income tax expense	31,846	30,062
Income tax expense	(71)	(78)
Net income	$ 31,775	$ 29,984

We compute NOI as shown above. We consider NOI to be an appropriate supplemental measure of our operating performance because we believe it helps both investors and management understand the operations of our properties. We believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance during different periods. Our management uses NOI to evaluate individual and company wide property level performance. The calculation of NOI excludes depreciation and amortization, acquisition related costs, and general and administrative expenses from the calculation of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance. Also, some REITs may calculate NOI differently than us.



CALCULATION AND RECONCILIATION OF EBITDA

(dollars in thousands)

		For the Three Months Ended			
		3/31/2011		3/31/2010	
Net income		$	31,775	$	29,984
Plus:	interest expense		22,746		18,414
	income tax expense		71		78
	depreciation expense		26,361		22,289
	acquisition related costs		1,113		35
	impairment of assets		166		-
	deferred percentage rent adjustment (1)		2,700		2,500
EBITDA		$	84,932	$	73,300

(1) Our percentage rents are generally calculated on an annual basis. We recognize percentage rental income received during the first, second and third quarters in the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our EBITDA calculation for the first three quarters include estimated amounts of deferred percentage rents with respect to those periods; the fourth quarter calculation of EBITDA excludes the amounts recognized during the first three quarters.

We define EBITDA as net income plus interest expense, taxes, depreciation and amortization, if any, and less gain on sale of properties, if any. We also adjust for estimated amounts of deferred percentage rent and add back, if any, acquisition related costs, loss on early extinguishment of debt and impairment of assets. We consider EBITDA to be an important measure of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of our operating performance during different periods. EBITDA does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. In particular, because EBITDA excludes depreciation and amortization, it does not measure the capital we require to maintain our fixed assets. In addition, because EBITDA does not include interest expense, it does not take into account the total amount of interest we pay on outstanding debt nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. Also, other companies may calculate EBITDA differently than we do.



EXHIBIT C

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO)

(amounts in thousands, except per share data)

		For the Three Months Ended		
		3/31/2011		3/31/2010
Net income	$	31,775	$	29,984
Plus: depreciation expense		26,361		22,289
acquisition related costs		1,113		35
impairment of assets		166		-
deferred percentage rent adjustment (1)		2,700		2,500
FFO	$	62,115	$	54,808
Weighted average shares outstanding		141,855		127,380
FFO per share	$	0.44	$	0.43

(1)   Our percentage rents are generally calculated on an annual basis. We recognize percentage rental income received during the first, second and third quarters in the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our FFO calculation for the first three quarters include estimated amounts of deferred percentage rents with respect to those periods; the fourth quarter calculation of FFO excludes the amounts recognized during the first three quarters.

We compute FFO as shown above. Our calculation of FFO differs from the definition of FFO by the National Association of Real Estate Investment Trusts, or NAREIT, because we include deferred percentage rent, if any, and exclude loss on early extinguishment of debt, if any, impairment of assets, if any, and acquisition related costs, if any. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, acquisition related costs and gain or loss on sale of properties, FFO can facilitate a comparison of our operating performances during different periods. FFO does not represent cash generated by operating activities in accordance with GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Also, other REITs may calculate FFO differently than we do.